Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Toro Bravo 4x4, Inc.
1602 Harper Ave
Redondo Beach, CA 90278
https://torobravo4x4.us/

Up to $1,235,000.00 in Common Stock at $5.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Toro Bravo 4x4, Inc.
Address: 1602 Harper Ave, Redondo Beach, CA 90278
State of Incorporation: DE
Date Incorporated: January 24, 2025

Terms:

Equity

Offering Minimum: $20,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $440.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Investment Incentives

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35-40 and receive 5% bonus shares

Flash Perk 2: Invest $2,500+ between day 60-65 and receive 3% bonus shares

Amount-Based Perks

Tier 1 : $1,000+

Invest $1,000+ and receive 3% bonus shares + experience test drive at a tour city in the coming months, early access to product updates. Receive a TB44 custom Founders Hat and Hoodie at the test Drive location and meet the Toro Bravo 4x4 team. Elkhart, Indiana, Reno, Nevada, Knoxville, Tennessee, St. George, Utah, Los Angeles, California, Detroit, Michigan, San Diego, California, Dallas, Texas, Scottsdale, Arizona, Tampa, Florida, and Nashville, Tennessee.

Tier 2: $5,000+

Invest $5,000+ and receive 6% bonus shares + experience test drive + VIP access at tour event, early access to product updates.

Tier 3: $10,000+

Invest $10,000+ and receive 9% bonus shares + all previous + exclusive Toro Bravo merchandise and personalized thank you video from executive team.

Tier 4: $20,000+

Invest $20,000+ and receive 12% bonus shares + all previous + invitation to a VIP dinner event with executive team on the tour.

Tier 5 Perk: $50,000+

Invest $50,000+ and receive 15% bonus shares + all previous + Friends and Family discounts on all Toro Bravo purchases+Personal Invitations and admission to all Toro Bravo 4x4 events

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Toro Bravo 4x4, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of the offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Toro Bravo 4x4, Inc., ("Toro" or the "Company") has designed the Toro Bravo 4x4 work truck/RV for versatility, customization, and durability, featuring a spacious living area that sleeps 4, a kitchen, wet bath, solar, washable cargo area, loading ramp, patio, heavy duty towing capabilities, and the ability to go where others cannot. Starlink is planned to be included as a standard feature in all production vehicles. The Sprinter Van community's main complaint is the lack of room, headspace, and the ability to haul equipment or recreational toys. Toro Bravo 4x4 is being developed to address these concerns and is expected to be offered at a comparable price to a customized Sprinter.

For many Toro customers, the Toro Bravo 4x4 is intended to serve a dual purpose. During the week, the vehicle may be used for work-related purposes. This may open the door to potential tax opportunities for small business owners, depending on individual circumstances. On the weekends and holidays, the Toro Bravo 4x4 is designed to become a highly capapbe off grid 4x4 Overlander to go find your own space, be it a tailgate party at a football game, hunting, fishing, dirt biking, or stargazing on a mountain top. When a Toro Bravo customer returns to home base, cleaning is expected to be a breeze as they can just hose out the back and get ready for the work week.

The Toro Bravo platform will also be sold in the B2B market as a fleet offering as a remote work truck to Oil and Gas, Logging, Mining, Construction, Disaster Relief, Firefighting, and Railroad industries.

The Company was initially organized as Toro Bravo 4x4 LLC, a Delaware limited liability company, formed on November 17, 2022. Toro Bravo 4x4 LLC then converted to Toro Bravo 4x4, Inc., a Delaware C-Corp, on January 24, 2025.

Competitors and Industry

Toro Bravo 4x4 is targeting the $19.8B RV market with what it believes to be the first 4x4 Work+Play+Explore vehicle. It is targeting 32M small business owners, 55M hunters and fishermen, millions of overlanders, skiers/boarders, millions of active outdoors enthusiasts, motorcycle/snowmachine enthusiasts, and all people who would prefer to haul their gear to the outdoors as opposed to hauling their living room.

The U.S. RV market is valued at $19.8 billion and is projected to grow to $29.1 billion by 2030 (source: Mordor Intelligence). With over 2,000 RV dealerships in the USA and an increasing demand for versatile, adventure-ready vehicles, Toro Bravo 4x4 believes it is well-positioned to address unmet demand in the market and offer an alternative to traditional RV options. We specifically target outdoor enthusiasts, small businesses, and professionals who need a durable Work+Play+Explore solution that does not fit the traditional RV profile.

Toro Bravo will also be targeting the 50B Construction Truck Market as a remote work truck platform focusing on Oil and Gas, Logging, Mining, Disaster Relief and Firefighting.

Current Stage and Roadmap

Current Stage

The Company is currently in its pre-revenue stage of business development.

- $1.4M raised from experienced investors familiar with the automotive and RV industries.

- Completed Prototype with Roush Industries and tested vehicle in over 17,000 miles of all-terrain locations.

- Negotiating with sales outlets that we believe have the potential to help us meet or exceed our sales goals.

- Initial production planned to start with a target of 300 units sold in 2025, with the goal of scaling to 2,100 units by 2028.

- Massive press coverage and verified in-person public interest at the LA Auto Show highlighted early enthusiasm for the product.

Future Roadmap

Funds raised will accelerate production, expand partnerships, and support scaling to meet growing demand. Toro Bravo 4x4 will complete the assembly of 2 production vehicles that will be used for sales. Backed by proven leadership and investor confidence, Toro Bravo believes it is ready to redefine adventure and utility while opening the doors and expanding the RV customer base with a future-leaning product. In addition, with massive investments in Oil and Gas, Mining, Logging and Construction, Toro Bravo's remote work platform will be an integral if not essential addition to these industries.

The Team

Officers and Directors

Name: Jeffrey Charles Rohrer

Jeffrey Charles Rohrer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Director
  Dates of Service: February, 2023 - Present
  Responsibilities: Chief Executive Officer and Director. Jeffrey does not currently receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Studio Mission Specific Development
  Title: Executive Producer
  Dates of Service: September, 2019 - November, 2022
  Responsibilities: Overall Project manager running the budget, paying vendors, interacting with all project leads and delivering on time for the military including JSOCX, AFRL, ARMY FUTURES COMMAND and others not to be named.

Name: Steven Korpus

Steven Korpus's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product Development
  Dates of Service: March, 2025 - Present
  Responsibilities: Coordination of all manufacturing and quality control

Other business experience in the past three years:

- **Employer:** Alloy Enterprises Inc.
  Title: Account Executive
  Dates of Service: February, 2024 - November, 2024
  Responsibilities: Sales, business development

Other business experience in the past three years:

- **Employer:** Roush
  Title: Senior Program Manager
  Dates of Service: May, 2021 - January, 2024
  Responsibilities: Senior Program Manager of Product Development

Name: Timothy Hooker

Timothy Hooker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Business Development Officer, Principal Accounting
  Dates of Service: January, 2025 - Present
  Responsibilities: Drives the overall business development strategy of the organization, including identifying and evaluating new markets, partnerships, channels, and customers

Other business experience in the past three years:

- **Employer:** Dynamic Wealth Solutions LLC
  Title: Investment Advisor
  Dates of Service: August, 2014 - Present
  Responsibilities: Provide wealth management services to affluent families, executives and business owners.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company, as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there is a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an

existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results

cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and resulting in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and

uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933, if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products to those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Toro Bravo 4x4, Inc. was incorporated on January 16, 2025 after converting from Toro Bravo 4x4 LLC, organized on November 17, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Toro Bravo 4x4, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market and sell the product or service, that we can price it right and sell it to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other

critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer does not currently receive a salary for his role with Toro Bravo 4x4
Jeffrey Rohrer, the CEO of Toro Bravo 4x4, Inc. (Toro Bravo), does not currently receive a salary for his work at the Company. He does not receive a salary from any other job but supports himself through his NFL Retirement, Social Security, and Directors Guild of America retirement benefits. Although Jeffrey has a substantial interest in the success of Toro Bravo, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not currently receive a salary. Toro Bravo plans to begin paying Jeffrey a salary of $5,000 per month once production vehicle work begins, which is expected to be approximately 30 days after the close of this offering. The Company does not expect this salary to increase for at least one year thereafter.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffrey Charles Rohrer	516,456	Common Stock	65.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Common Stock.

Common Stock

The amount of security authorized is 1,200,000 with a total of 800,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 800,000
  Use of proceeds: Founder Issuance
  Date: January 16, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

2 years and 3 months. Toro Bravo 4x4 anticipates it can operate for approximately 2 years and 3 months, assuming a successful crowdfunding raise. The Company expects to maintain minimal overhead, build only to order, and operate with a lean team of two executives and two sales personnel.

Foreseeable major expenses based on projections:

Foreseeable major expenses include the wholesale purchase of chassis (estimated at approximately $85,000–$90,000 per unit), the manufacture of custom habitats to be attached to each vehicle (estimated at $62,000–$65,000 per unit), as well as PR and the hiring of two salespersons. These costs are reflected in the Company's internal projections and are not expected to vary significantly.

Future operational challenges:

Increased costs of production. That being said, these costs are not projected to vary radically. Truck chassis are a stable industry. The Habitat on the back of the truck is very similar to the cost of a travel trailer and these costs do not radically vary.

Future challenges related to capital resources:

A future capital-related challenge is reaching our target audience quickly enough to support our goal of selling 300 vehicles by the end of 2025. Our ability to meet this revenue target depends on the timely deployment of funds raised in this offering toward PR and targeted digital marketing efforts designed to drive early customer demand.

Future milestones and events:

A key early milestone is selling the first 50 vehicles, which Toro views as a catalyst to building momentum and reaching its target of 300 vehicle sales over a 12-month period. The Company plans to achieve this by leveraging premium dealership relationships, targeted outreach, and strong press coverage. This goal aligns with the Company's internal financial projections.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 12, 2025, the Company has capital resources available in the form of $46,500 at JPM Chase Business Account.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical

to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support product manufacturing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, nearly 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $20,000, we anticipate the Company will be able to operate for approximately 1 to 2 months. This estimate reflects scaled-back operations with limited initial expenditures focused on essential insurance, administrative, and fundraising activities.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate that the Company will be able to operate for 2 years. This is based on assuming higher future monthly spending to support product manufacturing, marketing, and sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including private equity. I would love to come back to Start Engine after we achieve our goal in the coming months and reach our year 1 sales goals.

Indebtedness

- **Creditor:** Jeffrey Charles Rohrer
  Amount Owed: $280,924.00
  Interest Rate: 5.0%
  Interest accrues at 5% per annum. All principal is due and payable upon demand by the lender.

- **Creditor:** Charles Pendrell
  Amount Owed: $612,000.00
  Interest Rate: 5.0%
  Maturity Date: January 01, 2027
  Payment Terms. All principal under this Note shall be due and payable on or before January 1, 2027, together with interest accruing on the principal amount at a rate of 5% per annum.

Related Party Transactions

- **Name of Person:** Jeffrey Rohrer
  Relationship to Company: Director, Officer, and 20%+ shareholder
  Nature / amount of interest in the transaction: , a Director, Officer, and significant equity holder, provided a loan to Toro Bravo 4x4 LLC (the predecessor entity to Toro Bravo 4x4 Inc.) prior to the company's conversion to a corporation on January 16, 2025. The total principal amount advanced was $280,924. As of December 31, 2024, the outstanding loan balance was $271,531. Mr. Rohrer is also the beneficial owner of 516,456 shares of Toro Bravo 4x4 Inc. as of January 2025, following the company's conversion.
  Material Terms: The loan accrues interest at 5% per annum and is payable upon demand by the lender. There are no additional compensation, service, or contingent payment terms associated with the loan.

Valuation

Pre-Money Valuation: $4,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.5%
- *StartEngine Service Fees*
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.5%
- *StartEngine Service Fees*
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- *Research & Development*
  8.0%
  We will use 8% of the funds raised for market and customer research, new product development and market testing.
- *Inventory*
  35.0%
  We will use 35% of the funds raised to purchase inventory for the Company's [product] in preparation of [expansion and/or launch of the product].
- *Working Capital*
  30.5%
  We will use 30.5% of the funds for working capital to cover expenses for the [product manufacturing] as well as ongoing day-to-day operations of the Company.
- *Company Employment*
  15.5%
  We will use 15.5% of the funds to hire key personnel for daily operations, including the following roles: [Office Administration, Sales and Marketing, Customer service, etc.]. Wages to be commensurate with training, experience and position.
- *StartEngine Reg CF Campaign Marketing*
  2.0%
  We will use 2% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://torobravo4x4.us/ (https://torobravo4x4.us/pages/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/torobravo4x4

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Toro Bravo 4x4, Inc.

[See attached]

Toro Bravo 4x4 LLC
(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Toro Bravo 4x4 LLC, Management

We have reviewed the accompanying financial statements of Toro Bravo 4x4 LLC (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Successor Entity:
Toro Bravo 4x4 LLC (the "Company"), formed on November 17, 2022, in the state of Delaware was converted to Toro Bravo 4x4 Inc. on January 16, 2025, also in Delaware. The new Company, as a successor entity will conduct a Regulation CF crowdfunding campaign in 2025.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC | Sunrise, FL
March 10, 2025

TORO BRAVO 4x4 LLC
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Asset:		
Cash & cash equivalents	13,827	19,695
Total Current Asset	13,827	19,695
Non-Current Asset:		
Fixed Assets - net	303,201	353,291
Total Non-Current Asset	303,201	353,291
TOTAL ASSETS	317,028	372,986
LIABILITIES AND EQUITY		
Current Liabilities:		
Loans Payable to Related Party	271,531	280,924
Accrued Interest - Loans Payable to Related Party	28,092	14,046
Accrued Expenses	48,000	18,000
Other Current Liabilities	-	-
Total Current Liabilities	347,623	312,970
Non-Current Liabilities:		
Loans Payable	612,000	447,000
Accrued Interest - Loans Payable	44,700	22,350
Total Non-Current Liabilities	656,700	469,350
TOTAL LIABILITIES	1,004,323	782,320
EQUITY		
Member's Capital	-	-
Retained Earnings	(687,295)	(409,334)
TOTAL EQUITY	(687,295)	(409,334)
TOTAL LIABILITIES AND EQUITY	317,028	372,986

See Accompanying Notes to these Unaudited Financial Statements

TORO BRAVO 4x4 LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Sales	-	-
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
Advertising & Marketing	3,717	73,272
Payroll	30,000	18,000
General and Administrative	154,647	72,370
Depreciation Expense	53,201	51,645
Total Operating Expenses	**241,565**	**215,287**
Total Loss from Operations	**(241,565)**	**(215,287)**
Other (Expense)		
Interest Expense	(36,396)	(36,396)
Total Other Income (Expense)	**(36,396)**	**(36,396)**
Net Loss	**(277,961)**	**(251,683)**

See Accompanying Notes to these Unaudited Financial Statements

TORO BRAVO 4x4 LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Member's Capital		Retained Earnings	
	Units	$ Amount	(Deficit)	Total Members' Equity
Beginning balance at 1/1/23	-	-	(157,651)	(157,651)
Contribution			-	-
Distribution			-	-
Net Loss			(251,683)	(251,683)
Ending balance at 12/31/23	-	-	(409,334)	(409,334)
Contribution			-	-
Distribution			-	
Net Loss			(277,961)	(277,961)
Ending balance at 12/31/24	-	-	(687,295)	(687,295)

See Accompanying Notes to these Unaudited Financial Statements

TORO BRAVO 4x4 LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(277,961)	(251,683)
Adjustments to reconcile Loss to Net Cash provided by operations:		
Depreciation Expense	53,201	51,645
Increase in Accrued Expenses	30,000	18,000
Decrease in Other Current Liabilities	-	(157,651)
Increase in Accrued Interest - Notes Payable to Related Party	14,046	14,046
Increase in Accrued Interest - Notes Payable	22,350	22,350
Total Adjustments to reconcile Loss to Net Cash provided by operations	119,597	(51,610)
Net Cash used in Operating Activities	(158,364)	(303,293)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
Fixed Assets	(3,111)	(404,936)
Net Cash used in Investing Activities	(3,111)	(404,936)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to):		
Notes Payable to Related Party	(9,393)	280,924
Notes Payable	165,000	447,000
Member's Capital	-	-
Net Cash provided by Financing Activities	155,607	727,924
Cash at the beginning of period	19,695	-
Net Cash increase (decrease) for period	(5,868)	19,695
Cash at end of period	13,827	19,695

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Toro Bravo 4x4 LLC "the Company" was formed on November 17, 2022, in Delaware, with its headquarters located in Redondo Beach, California. The Company is dedicated to designing and building high-performance, modular, and utilitarian recreational vehicles that cater to adventure enthusiasts and outdoor lovers worldwide. The Company aims to provide vehicles that are not only capable of handling a variety of terrains but also affordable, long-lasting, and customizable to meet the ever-evolving needs of its customers.

By offering adaptable vehicles, the Company ensures that customers can enjoy a personalized experience while exploring the outdoors. The Company will generate revenue by selling its vehicles to a global customer base, focusing on high-quality manufacturing standards and reliability.

As part of a strategic restructuring to facilitate growth and attract investment, the Company was converted into a corporation as Toro Bravo 4x4 Inc. on January 16, 2025.

To support its growth and development, Toro Bravo 4x4 Inc. will conduct a crowdfunding campaign in 2025 under Regulation CF to raise the necessary operating capital and bring its vision to life.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, reflecting the company's expectation to continue its operations and meet its obligations in the normal course of business over the next twelve months. While the Company has not yet begun generating revenue, it has successfully built a working prototype that has already garnered significant attention through press releases, magazine coverage, and public visibility. This exposure has generated substantial interest from investors, potential customers, and industry partners, thereby enhancing the Company's value and positioning it for future growth.

Although the Company has not yet achieved positive working capital while operating as an LLC and is likely to continue incurring losses in the coming years as it operates with the same business model as a Corporation, management remains confident in its ability to generate revenue and raise capital as needed to meet its financial obligations. With a 20-year financing plan in place, which management believes can be successfully met, the

Company projects the sale of 6,150 units sold over the four years, with a 125% average annual increase in sales and 6% average annual growth in operating profit. These projections are based on the anticipated success of the prototype, with production expected to begin in May 2025. The recent conversion from an LLC to a Corporation also strengthens the Company's ability to attract public investment and access additional capital to support its growth.

While these efforts are promising, their success cannot be guaranteed, and uncertainties about the Company's ability to continue as a going concern remain in the short term. The financial statements do not include adjustments for potential outcomes of these uncertainties, but the Company's strategic plans, coupled with the positive market reception to its prototype and new corporate structure, provide a solid foundation for future success.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $13,827 and $19,695 in cash as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2024	2023
Prototype (Vehicle Build)	3	408,047	404,936
Less Accumulated Depreciation		(104,846)	(51,645)
Totals		**303,201**	**353,291**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Currently pre-revenue, the Company expects to generate revenues by selling recreational vehicles. The Company's payments are received upfront, with customers paying right away before delivery. The Company's primary performance obligation is the full production and delivery of the final vehicle.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The loans payable, detailed in Note 5, had outstanding balances of $271,531 as of December 31, 2024, and $280,924 as of December 31, 2023, respectively. These loans represent a loan to the Company from its major shareholder.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In 2023, the Company entered into loans with both an external party and its major shareholder. The following are the details of these loans as of December 31, 2024, and 2023:

				For the Year Ended December 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable to Charles Pendrell (External Party)	612,000	5%	1/1/2027		612,000	612,000	44,700
Notes Payable to Jeff Rohrer (Shareholder)	280,924	5%	On Demand	271,531		271,531	28,092
Total				271,531	612,000	883,531	72,792

				For the Year Ended December 2023			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable to Charles Pendrell (External Party)	612,000	5%	1/1/2027		447,000	447,000	22,350
Notes Payable to Jeff Rohrer (Shareholder)	280,924	5%	On Demand	280,924		280,924	14,046
Total				280,924	447,000	727,924	36,396

NOTE 6 – EQUITY

The company is a limited liability company (LLC) with several members. Each member's equity ownership is represented by a percentage interest, with one member holding the majority at 65% and the remaining members collectively holding 35%.

Member	**% of Ownership**
Jeffrey Rohrer	65%
Other Members	35%
Total	100%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 10, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

Toro Bravo 4x4 Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception to January 16, 2025

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Toro Bravo 4x4 Inc., Management

We have reviewed the accompanying financial statements of Toro Bravo 4x4 Inc. (the Company) which comprise the statement of financial position as of January 16, 2025 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Predecessor Entity
Toro Bravo 4x4 LLC, the predecessor entity formed on November 17, 2022, in the state of Delaware, was converted to Toro Bravo 4x4 Inc. (the "Company") on January 16, 2025, also in Delaware. The Company will conduct a Regulation CF crowdfunding campaign in 2025.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 10, 2025

TORO BRAVO 4x4 INC.
STATEMENT OF FINANCIAL POSITION

	As of January 16, 2025
ASSETS	
Current Assets:	-
Total Current Assets	-
Non-Current Assets:	-
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Accrued Expenses	7,500
Total Current Liabilities	7,500
Non-Current Liabilities:	
Total Non-Current Liabilities	
TOTAL LIABILITIES	7,500
EQUITY	
Common Stock	-
Retained Earnings	(7,500)
TOTAL EQUITY	(7,500)
TOTAL LIABILITIES AND EQUITY	-

See Accompanying Notes to these Unaudited Financial Statements

TORO BRAVO 4x4 INC.
STATEMENT OF OPERATIONS

	Period Ended January 16, 2025
Revenues	
Sales	-
Cost of Goods Sold	-
Gross Profit	-
Operating Expenses	
General and Administrative	7,500
Total Operating Expenses	**7,500**
Net Income (Loss)	**(7,500)**

See Accompanying Notes to these Unaudited Financial Statements

TORO BRAVO 4x4 INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/16/25	-	-	-	-	-
Issuance of Common Stock	800,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Loss	-			(7,500)	(7,500)
Ending balance at 1/16/25	800,000	-	-	(7,500)	(7,500)

See Accompanying Notes to these Unaudited Financial Statements

TORO BRAVO 4x4 INC.
STATEMENT OF CASH FLOWS

	Period Ended January 16, 2025
OPERATING ACTIVITIES	
Net Loss	(7,500)
Adjustments to reconcile Loss to Net Cash provided by operations:	
Increase in Accrued Expenses	7,500
Total Adjustments to reconcile Loss to Net Cash provided by operations:	7,500
Net Cash used in Operating Activities	-
INVESTING ACTIVITIES	-
Net Cash used in Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

See Accompanying Notes to these Unaudited Financial Statements

Toro Bravo 4x4, Inc.
Notes to the Unaudited Financial Statements
Inception to January 16th, 2025
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

As part of a strategic restructuring to facilitate growth and attract investment, Toro Bravo 4x4 Inc. (the "Company") was converted from Toro Bravo 4x4 LLC on January 16, 2025, in Delaware, with its headquarters located in Redondo Beach, California.

The Company is dedicated to designing and building high-performance, modular, and utilitarian recreational vehicles that cater to adventure enthusiasts and outdoor lovers worldwide. The Company aims to provide vehicles that are not only capable of handling a variety of terrains but also affordable, long-lasting, and customizable to meet the ever-evolving needs of its customers.

By offering adaptable vehicles, the Company ensures that customers can enjoy a personalized experience while exploring the outdoors. The Company will generate revenue by selling its vehicles to a global customer base, focusing on high-quality manufacturing standards and reliability.

To support its growth and development, the Company will conduct a crowdfunding campaign in 2025 under Regulation CF to raise the necessary operating capital and bring its vision to life.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of January 16, 2025, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, reflecting the company's expectation to continue its operations and meet its obligations in the normal course of business over the next twelve months. While the Company has not yet began generating revenue, it has successfully built a working prototype that has already garnered significant attention through press releases, magazine coverage, and public visibility. This exposure has generated substantial interest from investors, potential customers, and industry partners, thereby enhancing the Company's value and positioning it for future growth.

Although the Company has not yet achieved positive working capital and is likely to incur losses in the incoming years, management remains confident in its ability to generate revenue and raise capital as needed to meet its financial obligations. With a 20-year financing plan in place, which management believes can be successfully met, the Company projects the sale of 6,150 units over the next four years, with a 125% average annual increase in sales and 6% average annual growth in operating profit. These projections are based on the anticipated success of the prototype, with production expected to begin in May 2025. The recent conversion of the Company from an LLC also strengthens its ability to attract public investment and access additional capital to support growth.

While these efforts are promising, their success cannot be guaranteed, and uncertainties about the Company's ability to continue as a going concern remain in the short term. The financial statements do not include adjustments for potential outcomes of these uncertainties, but the Company's strategic plans, coupled with the positive market reception to its prototype and new corporate structure, provide a solid foundation for future success.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.
There were no material items that were measured at fair value as of January 16, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Currently pre-revenue, the Company expects to generate revenues by selling recreational vehicles. The Company's payments are received upfront, with customers paying right away before delivery. The Company's primary performance obligation is the full production and delivery of the final vehicle.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of costs related to the Company's incorporation.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No events require recognition or disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company's debt as of January 16, 2025 pertains to accrued expenses related to its incorporation. It has no short-term or long-term external loans, nor any other non-trade debts.

NOTE 6 – EQUITY

The Company has authorized 1,200,000 of common shares with a par value of $0.0001 per share. 800,000 shares were issued and outstanding as of January 16, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 16, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 10, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Toro Bravo 4x4 Toy Hauler RV+Remote Work Truck

Toro Bravo aims to bring innovation to the $19.8B RV market with its 4x4 Work+Play+Explore heavy-duty off-grid adventure vehicle.* Toro Bravo 4x4 has successfully designed, built, and tested the TB44 prototype, has been featured in press following the LA Auto Show, and is planning to begin production vehicles. Toro Bravo 4x4 is currently pre-revenue.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


TORO BRAVO
4x4
The above is a rendering of a future product. Image is a computer-generated demo version. Product is still currently under development and is not yet available on the market.

$125,149.15 Raised

OVERVIEW ABOUT TERMS REWARDS DISCUSSION INVESTING FAQS

Get Equity
$5.00 Per Share

RAISED	INVESTORS
$125,149.15	18
MIN INVEST	VALUATION
$440	$4M

REASONS TO INVEST

Solving a Key Market Problem: Toro Bravo 4x4* aims to disrupt the $19.8B RV market with the first versatile Work+Play+Explore vehicle, featuring a 4x4 Ford Super Duty Chassis Cab F-550 Lariat, solar, kitchen, stainless steel shower/wet bath, exterior shower, awning, customizable loading ramp/patio, easy interior cleaning intended to be offered at a competitive price point. We are building this vehicle for the common man, not the rich man. We see Toro Bravo as an opportunity to expand RV Market sales for Dealerships in the USA and Canada with a fresh and younger customer base purchasing a vehicle that fills a void.

Proven Leadership & Experience: Led by Yale Graduate, Ex Dallas Cowboys Linebacker and award-winning commercial Producer Jeff Rohrer, Toro Bravo 4x4 aims to bring a new approach to the RV space. Jeff has produced 3 Top Ten Superbowl Commercials, won multiple Cannes Lions, and has 15 years of top-tier advertising success as an Executive Producer and partner in Commercial Film companies. The Toro Bravo 4x4 partnership includes a design team previously contributed to military mobility design and rapid prototyping projects showcased by U.S. Special Operations clients and the Army Futures Command, prior to the company's founding. Former Senior Program Manager at Roush Industries, Steven Korpus is Head of Product Development at Toro Bravo 4x4 and will add experience and a proven commitment to excellence with our tier-one manufacturing team.

Traction & Growth Potential: Successfully raised $1.4M from private investors. Toro Bravo 4x4 received interest and positive feedback on its design, versatility, and rugged functionality while showcasing at the LA Auto Show.

The Toro Bravo 4x4 is currently in pre-production and not yet available to consumers.

TEAM



Jeffrey Charles Rohrer • Chief Executive Officer and Director

Son of a Lifeguard and Teacher Jeff Rohrer was a National Football Foundation and Hall of Fame Scholar Athlete at Mira Costa High School. From High School Jeff attended and graduated from Yale University. Jeff was selected in the 2nd round of the NFL Draft by the Dallas Cowboys and played 7 years in the NFL as a Linebacker. From the NFL Jeff became a global TV Commercial Producer for major National Brands winning Cannes Lions and has several widely recognized Super Bowl commercials. Jeff went on to be an Executive Producer for Commercial Production Companies and used this knowledge to partner in rapid military prototyping for US Special Operations. . Currently, Mr. Rohrer is CEO of Toro Bravo 4x4 whose mission is to reshape the RV market with innovative designs based on multi-use platforms such as the Work/Play RV focused on the consumer and an ever-younger facing demand for overlanding RV's for the active traveler. The Toro Bravo platform will also enter the B2B market as a customizable remote work truck specializing in oil and gas, logging, mining and disaster relief.

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Nicholas Mily • Analytics Lead

Nicholas Mily is a Senior Sales Executive located in Plymouth, Michigan, who is deeply committed to providing customer-focused solutions. He excels in cultivating enduring relationships and implementing solution-oriented sales strategies that reflect the values of the organizations he represents. With a steadfast dedication to client satisfaction, Mr. Mily is devoted to delivering impactful solutions to customers on a global scale.

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Steven Michael Korpus • Chief Product Development

11 Year Senior program Manager at Roush. Art to part/napkin sketch to fruition. Experienced Product Development Program Manager, with an immense track record executing new development programs for the aviation, automotive, heavy truck, and autonomous industries. Skill set ranging from composites, metal fabrication, electrical integration, paint and finishing, soft trim, creative services (design studio), machining, tooling/assembly fixtures, and additive manufacturing (SLS, SLA, DMLS, FDM). Dedicated to pushing product development as quickly as possible, at the highest quality for all customers.

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Timothy Hooker • Chief Business Development Officer and Principal Accounting Officer

Timothy Hooker has 15 years of entrepreneurial experience founding start-ups and managing a wealth management firm. He has a background in asset management and investment advising. Additionally, Mr. Hooker is an outdoor survivalist that has overlanded across the U.S. and has comprehensive off-road experience.

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Ian Backstrom • Design Lead

Graduating in 2020 from Product Design at ArtCenter, Ian would go on to co-found PROTOTYP3, a company focused on advanced manufacturing, design and visualization. Ian has spent years working on experimental design and mobility projects spanning industrial design, robotics, architecture, advanced manufacturing, photogrammetry, metaverse creation, and artificial intelligence.

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Gregory Reesman • 3D Design / Analytics

After graduating from the University of Wisconsin–Madison, Greg went on to work for Environmental Technologies at Apple in Cupertino, California. There, his data analytics were featured in the worldwide launches of new products. Greg then joined Prototype 3D in Los Angeles, where he worked closely with leadership at the Air Force Research Laboratory, combining cutting-edge technology, photogrammetry, AI, and machine learning to increase the safety and efficiency of high-speed testing. Greg continues his career by implementing new processes for 3D design, engineering, and advanced manufacturing across several industries.

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THE PITCH

Toro Bravo 4x4 is introducing a new approach to the $19.8B RV market with its 4x4 **Work+Play+Explore** heavy-duty off-grid adventure vehicle. Toro Bravo 4x4 is targeting a large and wide audience, including, but not limited to: small business owners, hunters and fishermen, overlanders, skiers/boarders, active outdoors enthusiasts, and motorcycle/snowmachine enthusiasts.

Designed for versatility, customization and durability, the Toro Bravo 4x4 features a spacious living area that sleeps 4, kitchen, wet bath, solar, washable cargo area, loading ramp, patio, towing capabilities and the ability to go where few can. The Sprinter Van community's main complaint is lack of room, headspace and the ability to haul toys. Toro Bravo 4x4 is intended to be the solution at a comparable price to a customized Sprinter

For many Toro customers the Toro Bravo 4x4 will serve a dual purpose. During the week the vehicle can be used 100% for work purposes. This opens the door to potential tax opportunities for small business owners.* On the weekend and holidays the Toro Bravo 4x4 becomes your 4x4 Overlander to go find your own space be it a tailgate party at a football game, hunting, fishing, dirt biking or stargazing on a mountain top. When a customer returns to home base, cleaning is a breeze as they can just **hose out back and get ready for the work week**.

**Prospective buyers should consult a tax advisor.*


SILVER SPEAR


INDEPENDENCE
AND FREEDOM.
DESIGNED FOR
ANY TERRAIN.


SPACIOUS AND
MODULAR.


WORK + PLAY + EXPLORE


TAKE TORO ON RUGGED TERRAIN
WITH CONFIDENCE, HAUL
EQUIPMENT, ADAPT TO CHANGE, ALL
WHILE STANDING THE TEST OF TIME.


TORO BRAVO 4X4
IS EXPANDING
THE RV INDUSTRY
WITH ADVENTURE
READY DESIGN

**RV industry expansion represents management's opinion based on internal design goals and market observations. The Toro Bravo products shown above are currently in pre-production and not yet available to consumers*


RAMP AND PATIO
MODULAR INTERIOR



**The Toro Bravo products shown above are currently in pre-production and not yet available to consumers.*

THE PROBLEM & OUR SOLUTION

The Problem

The RV market caters to a well established customer base. Toro Bravo 4x4 will add an affordable option for **the underserved younger, more active consumer** looking for a versatile, durable vehicle to be used by adventure seekers and **small business owners**. As opposed to sitting in the driveway, **Toro Bravo is ready to work all week.** In addition, 95% of RV's are not 4WD capable, limiting the options for exploration. Most RVs lack sufficient space to haul bikes, motorcycles, or other outdoor equipment, failing to serve customers who want to combine **work, play, and exploration.** Toro Bravo will be offering an affordable option for a new and under tapped customer base expanding the RV market creating opportunities to **grow the overall industry and refresh the current customer foundation.**


BUILT FOR
GAME DAY


TORO BRAVO
WORK • PLAY • EXPLORE
BUILT FOR WORK AND PLAY

**Product shown above is currently in pre-production and not yet available to consumers.*

Our Solution

Toro Bravo 4x4 addresses this gap with a **Work+Play+Explore** vehicle. Its unique design includes a spacious, washable cargo area with a ramp that doubles as a patio—perfect for hauling equipment or creating a recreational space. We aim to capitalize on a growing $19.8B market and explore opportunities to scale while attracting new customers for RV Dealerships, Campgrounds, and Service Centers.


SILVER SPEAR

**Product shown above is currently in pre-production and not yet available to consumers.*

THE MARKET & OUR TRACTION

The Market

The U.S. RV market is valued at **$19.8 billion** and is projected to grow to **$29.1 billion by 2030** (source: Mordor Intelligence). With over 2,000 RV dealerships in the USA and an increasing demand for versatile, adventure-ready vehicles, Toro Bravo 4x4 is positioned to bring innovation to the market and expand consumer options. We specifically target outdoor enthusiasts, **small businesses**, and professionals who need a durable **Work+Play+Explore** solution that does not fit the traditional RV profile.

Our Traction

- **$1.4M raised** from experienced investors familiar with automotive and RV industries.
- Negotiating with sales outlets that have the potential to exceed our sales goals.
- Successful press validation and overwhelming public interest at the LA Auto Show, showcasing strong market demand.
- **Public Relations and Advertising**
  - Toro's 1st Press Release lead to dozens of articles in major publications such as Motor Trend and RV Pro.**The press push and PR also yielded television and blogger coverage.** The next round of press featuring the **Toro Bravo 4X4 Battleship** production models will again be a story that lends itself to future proofing the brand with an innovative forward thinking design setting the stage for **brand expansion**. Toro Bravo intends to advertise widely on television and strategically target audiences on apps and the web.
- **Testimonials & Market Validation**
  - At the **LA Auto Show**, Toro Bravo 4x4 received strong interest and positive feedback on its design, versatility, and rugged functionality. Customers have expressed excitement at its ability to seamlessly combine work and adventure.

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

B2B Sales:

Toro Bravo 4x4 will be developing a **modular customizable B2B version of the platform in 2025** preparing for 2026 sales. **We plan to enter the petroleum, mining, disaster relief, military, logging, railroad, and municipal markets. The B2B Toro Bravo 4x4 is being developed with the goal of enhancing operational versatility for various industries.**


FUTURE CONCEPT FOR DISASTER RELIEF
BATTLESHIP


B2B MODULAR PLATFORM CONCEPTS


ALTERNATIVE FUEL CONCEPT

**The above is a rendering of a future product. Images are demo versions. Product is still currently under development and is not yet available on the market.*

WHY INVEST

By investing in Toro Bravo 4x4, you are supporting a company that aims to introduce innovation in the $19.8B RV market with its Work+Play+Explore 4x4 vehicles. Investors have the opportunity to participate in Toro Bravo 4x4's early-stage growth. If successfully funded, the company intends to accelerate production, expand partnerships, and scale operations to meet demand. Backed by experienced leadership, Toro Bravo 4x4 seeks to offer a fresh approach to adventure and utility.



WORK + PLAY + EXPLORE
SILVER SPEAR

**The above is a rendering of a future product. Product is still currently under development and is not yet available on the market. Product shown above is currently in pre-production and not yet available to consumers.*

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
1602 Harper Ave
Redondo Beach, CA 90278

WEBSITE
View Site

Toro Bravo aims to bring innovation to the $19.8B RV market with its 4x4 Work+Play+Explore heavy-duty off-grid adventure vehicle.* Toro Bravo 4x4 has successfully designed, built, and tested the TB44 prototype, has been featured in press following the LA Auto Show, and is planning to begin production vehicles. Toro Bravo 4x4 is currently pre-revenue.

TERMS

Toro Bravo 4x4

Overview

PRICE PER SHARE
$5

VALUATION
$4M

DEADLINE
May. 20, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$440

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
4,000

MAX NUMBER OF SHARES OFFERED
247,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$317,028	$372,986
Cash & Cash Equivalents	$13,827	$19,695
Accounts Receivable	$0	$0
Short-Term Debt	$347,623	$312,970
Long-Term Debt	$656,700	$469,350
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$277,961	-$251,683

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Investment Incentives

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35-40 and receive 5% bonus shares

Flash Perk 2: Invest $2,500+ between day 60-65 and receive 3% bonus shares

Amount-Based Perks

Tier 1 : $1,000+

Invest $1,000+ and receive 3% bonus shares + experience test drive at a tour city in the coming months, early access to product updates. Receive a TB44 custom Founders Hat and Hoodie at the test Drive location and meet the Toro Bravo 4x4 team. Elkhart, Indiana, Reno, Nevada, Knoxville, Tennessee, St. George, Utah, Los Angeles, California, Detroit, Michigan, San Diego, California, Dallas, Texas, Scottsdale, Arizona, Tampa, Florida, and Nashville, Tennessee.

Tier 2: $5,000+

Invest $5,000+ and receive 6% bonus shares + experience test drive + VIP access at tour event, early access to product updates.

Tier 3: $10,000+

Invest $10,000+ and receive 9% bonus shares + all previous + exclusive Toro Bravo merchandise and personalized thank you video from executive team.

Tier 4: $20,000+

Invest $20,000+ and receive 12% bonus shares + all previous + invitation to a VIP dinner event with executive team on the tour.

Tier 5 Perk: $50,000+

Invest $50,000+ and receive 15% bonus shares + all previous + Friends and Family discounts on all Toro Bravo purchases+Personal Invitations and admission to all Toro Bravo 4x4 events

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Toro Bravo 4x4, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of the offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1

Invest $1,000+ and receive 3% bonus shares + experience test drive at a tour city in the coming months, early access to product updates. Receive a TB44 custom Founders Hat and Hoodie at the test Drive location and meet the Toro Bravo 4x4 team. Elkhart, Indiana, Reno, Nevada, Knoxville,

Select

$5,000

Tier 2

Invest $5,000+ and receive 6% bonus shares + experience test drive + VIP access at tour event, early access to product updates.

Select

$10,000

Tier 3

Invest $10,000+ and receive 9% bonus shares + all previous + exclusive Toro Bravo merchandise and personalized thank you video from executive team.

Select

$20,000

Tier 4

Invest $20,000+ and receive 12% bonus shares + all previous + invitation to a VIP dinner event with executive team on the tour.

Select

$50,000

Tier 5

Invest $50,000+ and receive 15% bonus shares + all previous + Friends and Family discounts on all Toro Bravo purchases+Personal Invitations and admission to all Toro Bravo 4x4 events.

Select

JOIN THE DISCUSSION

What's on your mind?

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Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Script in BOLD

Hi I'm Jeff Rohrer CEO of Toro Bravo. Toro Bravo is a 4x4 work, play, explore vehicle ~~and there is nothing like it on the market.~~

(reference...https://rvbusiness.com/toro-bravo-4x4-enters-rv-market-with-the-2023-silver-spear/)(no other RV is convertable to a work truck during the week)

~~Toro Bravo has been described as groundbreaking, an all in 1 adventure vehicle,built to last,a game changer and a sprinter killer.~~

Reference....(https://rvbusiness.com/toro-bravo-4x4-enters-rv-market-with-the-2023-silver-spear/)

(https://www.motortrend.com/features/2023-toro-bravo-4x4-silver-spear-toy-hauler)

(https://gearjunkie.com/camper-rv/toro-bravo-4x4-silver-spear)

(https://rv-pro.com/features/tackling-the-toro-bravo/)

(https://moderncampground.com/usa/michigan/toro-bravo-4x4s-silver-spear-shakes-up-the-rv-market-with-a-modular-off-grid-work-truck/)

(https://www.dbusiness.com/daily-news/toro-bravo-4x4-unveils-roush-built-2024-silver-spear-multi-purpose-vehicle/)

(https://newatlas.com/automotive/toro-bravo-4x4-toy-hauler-work-rv/)

(https://hiconsumption.com/motors/2023-toro-bravo-4x4-silver-spear-modular-overlander/)

But that is not coming from Toro Bravo, its coming from Motor Trend, Gear Junkie, Modern Campground, Hiconsumption, RV News, RV Business and RV Pro that gave Toro Bravo the Cover.

Toro Bravo has had an amazing response from the press and the public. Let's have a quick look at the Toro Bravo Silver Spear.

A whole new level. This truck is designed for work and play built for the doers and explorers.

We designed, built and tested our prototype and the Toro Bravo debuted at the LA Auto Show.

(https://www.motortrend.com/events/2023-los-angeles-auto-show-campers-overlanders-trucks)..Motor Trend again

~~Now we are ready to go into production and sell to a massive customer base.~~ There are 32 million small business owners. There are 55 Million Hunters and fisherman.~~7 Million Motocross enthusiasts.~~ 21 Million Skiers and Boarders. 12 Million overlanders.

Reference....

Small Business...AI Overview

Number of Small Businesses in the US [Updated Dec 2024]There are approximately 34.8 million small businesses in the US. This number accounts for 99.9% of all US businesses. Small businesses are defined by the U.S. Small Business Administration (SBA) as independent businesses with fewer than 500 employees.

Hunters and Fisherman.....AI Overview

In 2022, there were 39.9 million anglers (fishermen) and 14.4 million hunters in the United States. These numbers represent a significant number of individuals participating in these outdoor activities.

Motocross...

From Alaska to Florida, the United States is home to nearly 8.8 million registered motorcycles. California leads the nation in total ownership, while Florida, Ohio, Pennsylvania, and Texas round out the top five states.Feb 19, 2024

Note...Warren..if this wont work Im happy to change the audio to "8 Million Motorcycle enthusiasts"...if okay ill just do it because we have a bunch of Harley people that already want a Toro...please let me know.

Skiers and Boarders...

U.S. Americans who went skiing 2024 - Statista

https://www.statista.com › statistics › participants-in-skiin...

How many skiers vs snowboarders are there?

The main international winter sport event is the Winter Olympic Games. In the United States, skiing and snowboarding are among the most popular winter sports. On average, the number of skiers in the United States amounted to around 14.94 million and the number of snowboarders comes to around 7.56 million.Feb 25, 2025

Overlanders.......AI Overview

Overland of America - Mid America's Premiere Overland Event

While there isn't a precise number, estimates suggest there are between 12 to 14 million overlanding enthusiasts in North America. Overlanding has seen significant growth, with Overland Expo reporting a 20% year-over-year growth in event attendees and a 30% increase in their digital audience. The growth is attributed to factors like the pandemic and the increasing popularity of outdoor activities.

There are Surfers, Mountian Bikers, Race Teams...this list of potential customers goes on and on it's massive.

This is your chance to get in on the ground floor of a company that is scaleable, innovative ~~and highly profitable.~~

And your timing..well you are spot on as the RV market is projected to go from 33 Billion to 49 Billion in the next 4 years.

Reference...(https://www.grandviewresearch.com/horizon/outlook/recreational-vehicle-market/united-states)

Come join the Toro Bravo Family. It's going to be an amazing ride...and thanks so much for considering us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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<u>Minimum and Maximum Investment Amounts</u>

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